UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. __)*

Professional Diversity Network, Inc.
(Name of Issuer)

Shares, par value $0.01 per share
(Title of Class of Securities)

74312Y202
(CUSIP Number)

Cosmic Forward Limited
28th floor, Dongbao Tower, No.787 East Dongfeng Road
Yuexiu District, Guangzhou, China
Attention: Maoji (Michael) Wang
+86 181-2201-0105

with copies to:

Chang-Do Gong
F. Holt Goddard
White & Case LLP
1155 Avenue of the Americas
New York, NY 10036-2787
+1 212 819 8200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 7, 2016
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box: ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74312Y202

1 NAME OF REPORTING PERSONS Cosmic Forward Limited
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3 SEC USE ONLY
4 SOURCE OF FUNDS (see instructions) OO
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6 CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Seychelles
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER None
8 SHARED VOTING POWER 1,983,342
9 SOLE DISPOSITIVE POWER None
10 SHARED DISPOSITIVE POWER 1,983,342
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,983,342
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 54.7%*
14 TYPE OF REPORTING PERSON (see instructions) OO

*	The calculation assumes that there are a total of 3,622,851 shares of common stock, par value $0.01 per share, outstanding as of November 9, 2016, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2016, filed with the Securities and Exchange Commission on November 14, 2016.

Explanatory Note

This statement on Schedule 13D (this “Statement”) relates to the shares of common stock, par value $0.01 per share (the “Shares”) of Professional Diversity Network, Inc., a Delaware corporation (the “Issuer”), acquired by Cosmic Forward Limited, a Republic of Seychelles company (the “Reporting Person”), pursuant to that certain purchase agreement, dated as of August 12, 2016 (the “Purchase Agreement”), by and between the Issuer and the Reporting Person, which is filed as an exhibit hereto and incorporated herein by reference.

Item 1.  Security and Issuer

This statement relates to the Shares issued by the Issuer.  The Issuer’s principal executive offices are located at 801 W. Adams Street, Suite 600, Chicago, Illinois 60607.

Item 2. Identity and Background

The Reporting Person is a Republic of Seychelles company.  The Reporting Person is a holding company.  The address for the Reporting Person is 28th floor, Dongbao Tower, No.787 East Dongfeng Road, Yuexiu District, Guangzhou, China.

To the knowledge of the Reporting Person, the name, business address, present principal occupation, and citizenship of each of the directors and executive officers of the Reporting Person are set forth on Schedule A and incorporated herein by reference.

During the last five years, the Reporting Person (or to the knowledge of the Reporting Person, any of the persons listed on Schedule A) (a) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) has not been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining such person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

Item 3.  Source and Amount of Funds or Other Consideration

The responses to Item 4, Item 5 and Item 6 of this statement are incorporated herein by reference.

On November 7, 2016, the Reporting Person purchased from the Issuer 1,777,417 newly issued Shares in accordance with the Purchase Agreement for a per-share price of $9.60 (the “Per Share Price”) and aggregate consideration of  $17,063,203.20 (such transaction, the “Share Purchase”).  On the same day, the Reporting Person purchased 205,925 Shares directly from Matthew Proman for the Per Share Price and aggregate consideration of $1,976,880 (the “Co-Sale”).  The purchases were funded by each of the shareholders of the Reporting Person pursuant to an equity commitment letter, dated as of August 12, 2016, entered by and among the Reporting Person and each of its shareholders, pursuant to which such shareholders agreed to fund the aggregate amount required to purchase 51% of the outstanding Shares on a fully-diluted basis.

The foregoing summary does not purport to be complete and is qualified in its entirety by the full text of the Purchase Agreement, which is filed as an exhibit to this Schedule 13D and incorporated herein by reference.

Item 4.  Purpose of Transaction

The responses to Item 3, Item 5 and Item 6 of this Statement are incorporated herein by reference.

Effective as of the closing of the Share Purchase (the “Closing”), Katherine Butkevich, Stephen Pemberton and Andrea Sáenz resigned from the Board and the remaining members of the Board appointed the following persons designated by the Reporting Person to fill the vacancies created and to serve until the Issuer’s next annual meeting of stockholders (and until their successors are duly elected and qualified):

CUSIP No. 74312Y202

Name	Age	Position
Xiaojing Huang	60	Director
Xianfang Liu	64	Director
Jingbo Song	63	Director
Maoji (Michael) Wang	44	Director
Hao Zhang	49	Director

Xiaojing Huang was a senior consultant at Shaklee (China) Co., Ltd., a manufacturer and distributor of personal care products based in China, from September 2005 to September 2016.

Xianfang Liu has been a professor and Director of the Center for International Business Studies at the New York Institute of Technology (NYIT) since September 1997.  Since September 2008, Mr. Liu has also served as Executive Associate Dean for Global Programs at NYIT.  From December 2006 to September 2008, he also served as Dean of the School of Management at NYIT.

Jingbo Song has served as Chairman of GNet Group Plc., an e-commerce company based in China, since March 2016. Before joining GNet Group Plc., Mr. Song was retired.

Maoji (Michael) Wang is the managing partner of Beijing Daqian Law Firm, and has held that position since November 2005.  Mr. Wang has also served as a vice president at GNet Group Plc, an e-commerce company based in China, since April 2014, and as Chief Executive Officer of Tibet Weibai Investment Fund Management Co., Ltd. since March 2016, Guangzhou Gaixin Network Technology Development Co., Ltd. since May 2016 and Guangzhou Yougaojiu Marketing Management Co., Ltd. since June 2016.  He has also worked as a supervisor at Guangzhou Wu Wei E-commerce Services Co., Ltd. since January 2015 and Yunnan Linkenuodi Education Information Consulting Co., Ltd. since November 2012.

Hao Zhang is a private investor based in China.  Mr. Zhang has served as a director of Wealth Power Global Trading Limited since June 2015.

Item 5.  Interest in Securities of the Issuer

The responses to Item 3, Item 4 and Item 6 of this Statement are incorporated herein by reference.

The Reporting Person may be deemed to beneficially own, in the aggregate, 1,983,342 Shares, representing approximately 54.7% of the Issuer’s outstanding Shares (based upon the 3,622,851 Shares outstanding as of November 9, 2016, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2016, filed with the Securities and Exchange Commission on November 14, 2016).

Except as described above, there were no other transactions with respect to Shares effected during the past 60 days by the Reporting Person or any of the persons listed on Schedule A.

To the best knowledge of Reporting Person no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by the Reporting Person.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The responses to Item 3, Item 4 and Item 5 of this Statement are incorporated herein by reference.

Purchase Agreement

As a result of the Closing and the consummation of the Co-Sale, the Reporting Person owns 1,983,342 Shares, which comprise approximately 54.7% of the outstanding Shares.  The Purchase Agreement provides for the terms and conditions of the Share Purchase, including, among other things, post-closing survival of representations, warranties and covenants and indemnification for inaccuracies in such representations and warranties and breaches of such covenants.

CUSIP No. 74312Y202

The foregoing summary does not purport to be complete and is qualified in its entirety by the full text of the Purchase Agreement, which is filed as an exhibit to this Schedule 13D and incorporated herein by reference.

Stockholders’ Agreement

At the Closing, the Issuer entered into a stockholders’ agreement (the “Stockholders’ Agreement”) with the Reporting Person and each of its shareholders.  As described below, the Stockholders’ Agreement sets forth the agreement of the Issuer, the Reporting Person and each of its shareholders relating to board representation rights, transfer restrictions, standstill provisions, voting, registration rights and other matters concerning governance and Shares of the Issuer following the Closing.

Restrictions on Acquisition of Additional Securities

Under the Stockholders’ Agreement, the Reporting Person and each of its shareholders is prohibited from directly or indirectly acquiring, agreeing to acquire or publicly proposing or offering to acquire any Shares directly from the Issuer or commencing any tender offer or exchange offer for any Shares, in each case which would cause the aggregate beneficial ownership of the Reporting Person and each of its shareholders to exceed 51% of the then outstanding Shares, on a fully-diluted basis. In addition, the Reporting Person and each of its shareholders are prohibited from directly or indirectly acquiring, agreeing to acquire or publicly proposing or offering to acquire directly or indirectly, or commencing any tender offer or exchange offer for, any other capital stock of the Issuer or any debt securities of the Issuer. Any Shares or rights to acquire Shares granted to an affiliate of the Reporting Person or any of its shareholders in his or her capacity as an employee, director or officer of the Issuer pursuant to a Board-approved compensation or equity plan are excluded from this beneficial ownership cap and are to be excluded from the calculation of the beneficial ownership of the Reporting Person and each of its shareholders.  The Reporting Person and each of its shareholders will have the right to make open market purchases or privately-negotiated purchases from Company stockholders of additional shares of the Shares up to any amount, provided that, as a result of such purchases, there are not fewer than 350 stockholders of the Issuer, thus preventing the Reporting Person, each of its shareholders and their respective controlled affiliates from causing the Issuer to fall below the number of stockholders required to maintain a listing on the Nasdaq Capital Market.

Participation Right in Future Equity Issuances

For so long as the Reporting Person and each of its shareholders beneficially own at least 25% of the outstanding Shares, the Reporting Person and each of its shareholders will have a participation right with respect to any future issuances of Shares by the Issuer, such that the Reporting Person and each of its shareholders may purchase an amount of shares necessary to maintain its then-current beneficial ownership interest, up to a maximum of 51% of the Issuer’s then-outstanding Shares, on a fully-diluted basis subject to certain exceptions. This participation right will not apply to any issuance by the Issuer:

(a)	as consideration in any merger, acquisition or similar strategic transaction approved by the Issuer’s Board of Directors (the “Board”);

(b)	to directors, officers or employees, advisors or consultants pursuant to a compensation, incentive or similar plan approved by the Board;

(c)	as a result of the conversion of convertible securities or the exercise of any warrants, options or other rights to acquire capital stock of the Issuer; or

(d)	in an “at the market offering” or other continuous offering of equity securities by the Issuer.

CUSIP No. 74312Y202

This participation right shall also not apply to the extent that, as a result of the exercise thereof, the Reporting Person and its shareholders would beneficially own greater than 51% of the Issuer’s then outstanding Shares, on a fully-diluted basis.

Standstill

The Stockholders’ Agreement contains standstill provisions that, among other things and subject to certain exceptions, will prohibit the Reporting Person and each of its shareholders from, directly or indirectly:

(a)	facilitating, knowingly encouraging, inducing, supporting or becoming a “participant” in, or a member of certain “groups” (as defined in Section 13(d) of the Exchange Act) formed for the purposes of acting with respect to, any solicitation of proxies or consents with respect to any proposal submitted to the holders of the Issuer’s voting securities for their consideration, vote or consent, other than any such proposal included in a definitive proxy statement of the Issuer including the affirmative recommendation of the Board;

(b)	submitting, or inducing, facilitating or knowingly encouraging the making or submission by any person or entity to the Board, the Issuer’s management or any of the Issuer’s security holders, any proposal providing for or contemplating any merger, acquisition, sale, lease, mortgage, encumbrance or pledge or other transfer of all or a material portion of the assets of, business combination, amalgamation, share exchange, tender or exchange offer, recapitalization, reorganization, spin-off, issuance or sale or purchase or shares of any class of capital stock, dissolution, liquidation or winding up, or any similar transaction involving the securities, assets or businesses of the Issuer or any of its subsidiaries, except for an acquisition proposal for all of the outstanding Shares satisfying the conditions described below; or

(c)	taking any action, directly or indirectly, to change the composition of the Board or its committees such that they no longer satisfy applicable Nasdaq listing rules regarding board and committee independence.

These restrictions generally do not prohibit the Reporting Person and each of its shareholders from:

(a)	making a bona fide private acquisition proposal to the Issuer to acquire all outstanding Shares not then beneficially owned by the Reporting Person and its shareholders, provided such proposal contemplates the acquisition of all Shares for 100% cash consideration and is expressly and irrevocably conditioned at the time the proposal is made on the approval of both a committee (a “Special Committee”) of the Board comprised solely of independent directors, a majority of which are not designee of the Reporting Persons and the affirmative vote of a majority of the outstanding Shares not then beneficially owned by the Reporting Person, its shareholders and their respective controlled affiliates; or

(b)	transferring their Shares in connection with a third-party tender offer or a third-party business combination proposal, provided that (i) such third-party tender offer or proposal was not commenced or conducted as a result of a breach of the standstill provisions of the Stockholders’ Agreement, and (ii) no such transfer shall be permitted during the one-year period following the Closing unless the third-party tender offer or proposal has been approved and recommended by a Special Committee or by the Board (including the affirmative vote of a majority of the independent directors, which majority includes at least one independent director that is not a designee of the Reporting Person).

CUSIP No. 74312Y202

Restrictions on Transfer

The Stockholders’ Agreement provides for certain restrictions on the ability of the Reporting Person and each of its shareholders to transfer their Shares for a one-year period following the Closing (the “Lock-Up Period”). However, the Reporting Person and each of its shareholders are permitted to transfer Shares to:

(a)	their respective controlled affiliates;

(b)	to the Issuer or any of its subsidiaries; or

(c)	in any transaction approved in advance by the Special Committee or the Board (including the affirmative vote of a majority of the independent directors, which majority includes at least one independent director that is not a designee of the Reporting Person).

Notwithstanding these restrictions, during the Lock-Up Period, the Reporting Person and each of its shareholders may transfer Shares at any time, in a single transaction or in multiple transactions, provided the aggregate number of shares transferred may not exceed 10% of the outstanding Shares. In addition, as noted above, the Reporting Person and each of its shareholders may transfer their Shares during the Lock-Up Period in connection with a third-party tender offer or third-party business combination proposal.

Following the expiration of the Lock-Up Period, the Reporting Person and each of its shareholders may transfer their Shares without restriction under the Stockholders’ Agreement, provided that, as a result of such transfers, no single transferee acquires beneficial ownership of more than 14.9% of then-outstanding outstanding Shares.

The Reporting Person and its shareholders may transfer or issue capital stock of the Reporting Person to any party, as long as the shareholders of the Reporting Person continue to own a majority of the outstanding capital stock and voting power of the Reporting Person.

Board Representation Rights

Under the Stockholders’ Agreement, the Reporting Person and its shareholders have the right to nominate individuals reasonably acceptable to the Nominating and Governance Committee of the Board for election as directors of the Issuer, for so long as the Reporting Person, each of its shareholders and their respective controlled affiliates beneficially owns at least 9.9% of the total voting power of the Issuer. For purposes of the Stockholders’ Agreement, “total voting power” means the total number of votes represented by and entitled to be cast by holders of the Issuer’s outstanding voting securities.

The Reporting Person has the right to nominate one director nominee for every 9.9% of total voting power that the Reporting Person, each of its shareholders and their respective controlled affiliates beneficially owns, provided that the Reporting Person will never have the right to nominate more than six directors regardless of how many Shares it beneficially owns. The Reporting Person and its shareholders may assign the right to designate a director to any third party to whom the Reporting Person or one of its shareholders sells 9.9% of the total voting power.  At least one designee of the Reporting Person will serve on each committee of the Board.

CUSIP No. 74312Y202

Voting

The Reporting Person and its shareholders must cause all of the Shares held by the Reporting Person, each of its shareholders and their respective controlled affiliates to be present for quorum purposes at every meeting of the Issuer’s stockholders. In addition, the Reporting Person and its shareholders will cause all of the Shares held by the Reporting Person, each of its shareholders and their respective controlled affiliates to be voted (i) “for” the election of all director nominees approved and recommended by the Board, for so long as the Issuer is in material compliance with the Stockholders’ Agreement and (ii) “against” any proposal that would have the effect of circumventing the Stockholders’ Agreement.

Registration Rights

The shares were issued to the Reporting Person in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act of 1933 (as amended, the “Securities Act”) and the rules and regulations of the SEC promulgated thereunder and therefore are “restricted securities” as that term is defined pursuant to Rule 144 under the Securities Act.. Pursuant to the Stockholders’ Agreement, following the expiration of the Lock-Up Period, the Reporting Person and its shareholders will have unlimited demand, shelf and piggyback registration rights to require the Issuer to effect the registration under the Securities Act of the resale of the Shares acquired by the Reporting Person at Closing and any other Shares acquired by the Reporting Person or its shareholders following the Closing.

The Reporting Person and its shareholders will have the right to require the Issuer to file a registration statement every 120 days (up to three times per year), and the Issuer will have the right, once per twelve-month period, to delay such filing up to 120 days. The Issuer will be required to use its commercially reasonable efforts to cause the registration statement to become effective. The Issuer will be precluded from granting any registration rights to any party in the future that would adversely impact the Reporting Person’s registration rights.

The Issuer, on the one hand, and the Reporting Person and its shareholders, on the other hand, will indemnify each other for any material misstatements or omissions in any registration statement filed pursuant to the registration rights provisions of the Stockholders’ Agreement, provided that the indemnity obligations of the Reporting Person and its shareholders will cover only information provided by them expressly for inclusion in the registration statement and will be limited to the amount of net proceeds received by the Reporting Person and its shareholders in the offering to which the registration statement relates.

The registration rights of the Reporting Person and its shareholders under the Stockholders’ Agreement will terminate when the Reporting Person or the shareholder of the Reporting Person, as applicable, no longer holds “registrable securities.” For purposes of the Stockholders’ Agreement, “registrable securities” means:

(a)	any Shares issued to, purchased or acquired by the Reporting Person or one of its shareholders (other than in violation of the Stockholders’ Agreement); and

(b)	any Company securities issued or issuable to the Reporting Person or one of its shareholders with respect to any Shares (including, by way of stock dividend, stock split, distribution, exchange, combination, merger, recapitalization, reorganization or otherwise).

Any particular registrable securities once issued shall cease to be “registrable securities” upon the earliest to occur of:

(a)	the date on which such securities are disposed of pursuant to an effective registration statement under the Securities Act;

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(b)	the date on which such securities are disposed of pursuant to Rule 144 (or any successor provision) promulgated under Securities Act;

(c)	the date on which such securities may be sold without volume limitations or manner of sale restrictions pursuant to Rule 144 (or any successor provision) promulgated under the Securities Act (without the requirement for the Issuer to be in compliance with the current public information requirement of such rule);

(d)	the date on which the Reporting Person (or a the shareholder of the Reporting Person, if applicable) holds such securities ceases to hold, together with its affiliates, at least 10% of then outstanding Shares; and

(e)	the date on which such securities cease to be outstanding.

The foregoing summary does not purport to be complete and is qualified in its entirety by the full text of the Stockholders’ Agreement, which is filed as an exhibit to this Schedule 13D and incorporated herein by reference.

Item 7.  Material to be Filed as Exhibits

Exhibit No.	Description

A
Stock Purchase Agreement, dated as of August 12, 2016, by and between Professional Diversity Network, Inc. and Cosmic Forward Limited (incorporated by reference to Exhibit 2.1 to the Form 8-K filed with the Securities and Exchange Commission by Professional Diversity Network, Inc. on August 15, 2016).

B
Stockholders Agreement, dated as of November 7, 2016, by and among Cosmic Forward Limited each of the shareholders of Cosmic Forward Limited and Professional Diversity Network, Inc. (incorporated by reference to Exhibit 4.9 to the Form 8-K filed with the Securities and Exchange Commission by Professional Diversity Network, Inc. on November 8, 2016).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 16, 2016

Cosmic Forward Limited

	By:	/s/ Maoji (Michael) Wang
	Name:	Maoji (Michael) Wang
	Title:	Chief Executive Officer

SCHEDULE A

CERTAIN INFORMATION CONCERNING EXECUTIVE OFFICERS AND DIRECTORS OF THE REPORTING PERSON

The following is a list of the executive officers and directors of the Reporting Person setting forth the present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted for each such person.  Capitalized terms used but not otherwise defined in this Schedule A have the meaning ascribed to them in the Schedule 13D to which this Schedule A is attached.

Board of Directors

Name	Principal Occupation or Employment	Principal Business Address	Citizenship

Maoji (Michael) Wang	Vice President of GNet Group Plc	Suite 1203A Empire Centre 68 Mody Road Tsim Sha Tsui, Kowloon, Hong Kong	People’s Republic of China

Jingbo Song	Chairman of GNet Group Plc	Suite 1203A Empire Centre 68 Mody Road Tsim Sha Tsui, Kowloon, Hong Kong	Hong Kong

Yong Xiong Zheng	Chief Executive Officer of GNet Group Plc	Suite 1203A Empire Centre 68 Mody Road Tsim Sha Tsui, Kowloon, Hong Kong	People’s Republic of China

Nan Nan Kou	Director of Gnet (HKG) Limited	Suite 1203A Empire Centre 68 Mody Road Tsim Sha Tsui, Kowloon, Hong Kong	People’s Republic of China

Executive Officers

Name	Position	Principal Occupation or Employment	Principal Business Address	Citizenship

Maoji (Michael) Wang	Chief Executive Officer	Vice President of GNet Group Plc	Suite 1203A Empire Centre 68 Mody Road Tsim Sha Tsui, Kowloon, Hong Kong	People’s Republic of China